

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2012

<u>Via Email</u>
Chanda Kochhar
Managing Director & Chief Executive Officer
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400051, India

> **Re: ICICI Bank Limited**
> **Form 20-F for Fiscal Year Ended March 31, 2011**
> **Filed September 29, 2011**
> **Form 20-F for Fiscal Year Ended March 31, 2010**
> **Filed September 29, 2010**
> **File No. 001-15002**

Dear Ms. Kochhar:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant